EXHIBIT 99.2

(An exploration stage company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(Expressed in Canadian dollars)
(Unaudited)

Notice of Non-review of Interim Financial Statements

The attached condensed consolidated interim financial statements for the period ended December 31, 2012 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	December 31,	March 31,
	2012	2012

Assets

Current Assets
Cash	$321,330	$292,501
Short-term investments	75,552	175,429
Amounts receivable and prepaid expenses (Note 3)	49,925	87,679
	446,807	555,609
Non-current Assets
Deposits, related party (Note 6(a))	--	189,963
Exploration and evaluation assets (Note 4)	--	97,080
Foreign value-added taxes recoverable	9,384	497,865
Equipment	40,028	59,566
Investment in associate	1	1
Reclamation deposits	15,000	15,000

Total Assets	$511,220	$1,415,084

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 5)	$130,462	$157,941
Accounts payable, related parties (Note 6)	207,664	88,890
Total Liabilities	338,126	246,831

Shareholders’ Equity
Share capital (Note 8)	33,066,916	32,589,847
Warrant reserve (Note 8)	2,174,973	2,836,637
Share-based payments reserve (Note 8)	5,099,838	4,506,782
Deficit	(40,168,633)	(38,765,013)
Total Shareholders’ Equity	173,094	1,168,253
Total Liabilities and Shareholders’ Equity	$511,220	$1,415,084

Nature of operations and going concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on February 26, 2013 by:

/s/ Michael O’Connor	/s/ Robin Merrifield
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited – prepared by management)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2011 (restated) (Note 12)	2012	2011 (restated) (Note 12)
Revenue
Interest	$365	$2,346	$2,641	$20,008
Total Revenue	365	2,346	2,641	20,008
Expenses
Consulting and directors fees	19,749	26,778	64,762	62,489
Exploration costs (Note 13)	137,525	201,241	491,385	2,624,572
Foreign exchange	290	(191)	(807)	1,031
General and administrative (Note 7)	45,160	65,795	135,483	(68,227)
Loss on marketable securities	--	--	--	2,596
Professional fees (Note 12 )	59,027	28,866	140,773	149,612
Salaries and benefits	113,956	106,547	311,436	340,789
Shareholder communications (Note 12)	65,890	136,441	162,338	378,784
Share-based payments	--	34,660	3,811	434,913
Write-down of exploration and evaluation assets	97,080	--	97,080	440,812
Total Expenses	538,677	600,137	1,406,261	4,367,371
Net Loss and Comprehensive Loss for the Period	538,312	597,791	1,403,620	4,347,363

Loss per Share, Basic and Diluted	$0.00	$0.01	$0.01	$0.03

Weighted Average Number of Common Shares Outstanding – Basic and Diluted	154,984,604	151,850,731	153,417,802	150,254,158

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statement of Changes in Equity
(Expressed in Canadian dollars)
(Unaudited)

	Common Shares Without Par Value		Warrant Reserve	Share-based Payments Reserve	Deficit	Total Equity
	Shares	Amount
Balance, March 31, 2011	149,464,345	$32,110,200	$2,922,556	$4,035,325	$(33,881,723)	$5,186,358
Warrants exercised	2,598,571	329,615	(69,759)	--	--	259,856
Exploration and evaluation assets
Blueberry claims	80,000	21,600	--	--	--	21,600
Options exercised	100,000	20,772	--	(8,772)	--	12,000
Share-based payments	--	--	--	434,913	--	434,913
Net loss for the period	--	--	--	--	(4,347,363)	(4,347,363)
Balance, December 31, 2011	152,242,916	32,482,187	2,852,797	4,461,466	(38,229,086)	1,567,364

Balance, March 31, 2012	152,642,916	32,589,847	2,836,637	4,506,782	(38,765,013)	1,168,253
Warrants exercised	2,697,666	477,069	(72,419)	--	--	404,650
Warrants expired, unexercised	--	--	(755,565)	755,565	--	--
Warrants, revalued	--	--	166,320	(166,320)		--
Share-based payments	--	--	--	3,811	--	3,811
Net loss for the period	--	--	--	--	(1,403,620)	(1,403,620)
Balance, December 31, 2012	155,340,582	$33,066,916	$2,174,973	$5,099,838	$(40,168,633)	$173,094

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Nine months ended December 31,
	2012	2011
Cash provided by (used in):

Operations
Net loss for the period	$(1,403,620)	$(4,347,363)
Items not involving cash
Depreciation	19,538	18,912
Share-based payments	3,811	434,913
Unrealized foreign exchange	25,049	52,117
Write-off of exploration and evaluation assets	97,080	440,812
Unrealized loss on marketable securities	--	2,596
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	37,754	19,557
Foreign value-added taxes recoverable	463,432	(381,091)
Accounts payable and accrued liabilities	(27,479)	(188,780)
Accounts payable, related parties	308,737	--
Cash provided by (used in) operating activities	(475,698)	(3,948,327)
Investing activities
Exploration and evaluation assets	--	(20,353)
Purchase of short-term investments	100,429	3,711,906
Proceeds on sale of marketable securities	--	5,587
Unrealized interest on short-term investments	(552)	(7,250)
Purchase of equipment	--	(31,483)
Cash provided by (used in) investing activities	99,877	3,658,407
Financing activities
Common shares	404,650	271,855
Net settlements with related party	--	(216,402)
Cash provided by (used in) financing activities	404,650	55,453

Increase (decrease) in cash during the period	28,829	(234,467)

Cash, beginning of period	292,501	448,109

Cash, end of period	$321,330	$213,642

Supplemental information
Non-cash portion of warrants exercised	$72,419	$69,760
Non-cash portion of stock options exercised	--	8,772
Shares issued for exploration and evaluation assets	--	21,600

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of Operations and Going Concern

Cream Minerals Ltd. (the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Mexico and Canada.

The Company’s head office, principal address and registered and records office is #890-789 West Pender Street, Vancouver, B.C., Canada, V6C 1H2.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for exploration and evaluation assets are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

These unaudited condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern.  This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company.  The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success.  These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the condensed consolidated interim financial statements.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS are not included in these interim financial statements  These statements should be read in conjunction with the unaudited interim consolidated financial statements as at and for the three months ended June 30, 2012.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant Accounting Policies (Continued)

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and critical account judgments and estimates consistent with those applied in the Company’s March 31, 2012 consolidated annual audited financial statements.

(c)	New Standards Not Yet Adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective during the period ended December 31, 2012:

—	IFRS 9	New financial instruments standard that replaces IAS 39 for classification and measurement of financial assets(iii)
—	IFRS 10	New standard to establish principles for the presentation and preparation of consolidated financial statements when an entity controls multiple entities(i)
—	IFRS 11	New standard to account for the rights and obligations in accordance with a joint agreement(i)
—	IFRS 12	New standard for the disclosure of interests in other entities not within the scope of IFRS 9/IAS 39(i)
—	IFRS 13	New standard on the measurement and disclosure of fair value(i)
—	IAS 1 (Amendment)	Presentation of other comprehensive income(ii)
—	IAS 28 (Amendment)	New standard issued that supersedes IAS 28 (2003) to prescribe the accounting for investments in associates and joint ventures(i)

(i)	Effective for annual periods beginning on or after January 1, 2013
(ii)	Effective for annual periods beginning on or after July 1, 2012
(iii)	Effective for annual periods beginning on or after January 1, 2015

The Company anticipates that the application of these standards, amendments and interpretations will not have a material impact on the results and financial position of the Company.

3.	Amounts Receivable and Prepaid Expenses

	December 31,	March 31,
	2012	2012
Harmonized Sales Tax receivable	$15,017	$35,597
Prepayments and amounts receivable	34,908	52,082
Total	$49,925	$87,679

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.	Exploration and Evaluation Assets

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 13.

		Kaslo
	Manitoba	Silver	Total
	Properties,	Property,	Acquisition
	Manitoba (b)	BC (c)	Costs
Balance, March 31, 2011	$270,367	$1	$270,368
Additions	54,000	--	54,000
Write-downs	(227,287)	(1)	(227,288)
Balance, March 31, 2012	$97,080	$--	$97,080
Write-downs	(97,080)	--	(97,080)
Balance, December 31, 2012	$--	$--	$--

(a)	Manitoba Properties

(i)        Stephens Lake and Stephens Trout Property

The Company holds, jointly with Sultan Minerals Inc. and ValGold Resources Ltd. (“ValGold”), a 75% interest in two staked claims.  The property has been written down to $Nil as there are no future plans to continue with exploration.

(ii)      Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The property has been written down to $Nil as there are no future plans to continue with exploration.

(iii)    Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 30 km north-east of Flin Flon, Manitoba.  In November 2012, the Company terminated the option and the property has been written down to $Nil.

(b)	Kaslo Silver Property, Kaslo, British Columbia, Canada

The 100% owned Kaslo Silver Property, a silver target, hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  The Company has completed a review of geological data compiled to date, and a property site visit was done during the 9 months ended December 31, 2012.  The property was written-down to $Nil as no significant exploration work is planned for 2013.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.	Exploration and Evaluation Assets (Continued)

(c)	Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Project (“Nuevo Milenio”), located in Nayarit, Mexico.  Nuevo Milenio was fully written down in previous years and all current exploration costs have been charged to the Statement of Operations (Note 13).

5.	Accounts Payable and Accrued Liabilities

	December 31, 2012	March 31, 2012

Trade payables	$88,918	$42,760
Accrued liabilities	41,544	115,181
Totals	$130,462	$157,941

6.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company was as follows for the nine months ended December 31, 2012 and 2011:

	Nine months ended December 31,
	2012	2011
Cream Minerals Limited
Salaries and benefits	$193,406	$215,175
Directors fees (1)	63,000	39,500
Share-based payments (1)	--	254,949
Cream Minerals de Mexico, S.A. de C.V.
Salaries and benefits (2)	90,000	90,000

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits related to the Nuevo Milenio project have been recorded as exploration costs.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

6.	Related Party Transactions and Balances (Continued)

Other related party transactions for the nine months ended December 31, 2012 and 2011 and related party balances as at December 31, 2012 and March 31, 2012 were as follows:

	Nine months ended December 31,
	2012	2011
Quorum Management and Administrative Services Inc. (“Quorum”) (a)	$279,343	$427,226
Consulting (b)	--	22,500

Balances at:	December 31, 2012	March 31, 2012
Quorum (a)
Deposits	$--	$189,963
Payables:
Quorum (a)	99,614	59,008
Directors (c)	108,050	29,882

(a)
Management, administrative, and other services were provided by Quorum, a private company held jointly, with a one-third interest each, by the Company and two other public companies, ValGold and Emgold Mining Corporation (“Emgold”).  Quorum provided services on a full cost recovery basis to the various entities sharing office space with the Company until August 31, 2012.  In September, the Company hired a Controller to take over the services that were provided by Quorum.  The three public companies have deferred dissolving Quorum and will maintain the company as inactive.

Included in Quorum’s payable is a contingent liability of $36,000 which relates to a severance accrual for the CFO of Quorum, who has not yet been laid off.

(b)
Included in consulting fees are legal fees to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.

(c)
The directors balance includes fees and expenses owing to directors, as well as any salaries accrued to Fred Holcapek, a director and an officer of the subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

7.	Expenses by Nature

Included in general and administrative expenses are the following:

	Nine months ended December 31,
	2012	2011
Depreciation	$2,233	$1,709
Office and administration	132,958	(108,657)
Travel and conferences	292	38,721
Totals	$135,483	$(68,227)

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.	Share Capital and Reserves

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

155,340,582 common shares (2011 – 152,246,916).

Stock options

The Company has a 10% rolling stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 10 years.

Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

During the period ended December 31, 2012 Nil (2011 – 2,300,000) stock options were granted.  The following table summarizes information on stock options outstanding at December 31, 2012:

Exercise Price	Number Outstanding and Exercisable	Average Remaining Contractual Life
$0.12	1,560,000	1.09 years
$0.38	5,375,000	3.15 years
$0.22	600,000	3.39 years
$0.23	500,000	3.40 years
$0.16	1,200,000	3.45 years
	9,235,000	2.87 years

A summary of the changes in stock options for the nine months ended December 31, 2012 and the year ended March 31, 2012 is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2011	9,906,500	$0.36
Granted	2,300,000	0.19
Exercised	(100,000)	0.12
Cancelled/forfeited	(720,000)	0.48
Balance, March 31, 2012	11,386,500	0.32
Expired	(1,151,500)	0.50
Cancelled/forfeited	(1,000,000)	0.38
Vested and exercisable at December 31, 2012	9,235,000	$0.29

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.	Share Capital (Continued)

Warrants

As at December 31, 2012, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
24,114,000	$0.10	December 20, 2013
13,036,000	$0.24	December 20, 2013
37,150,000

A summary of the changes in warrants for the nine months ended December 31, 2012 and the year ended March 31, 2012, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2011	53,407,071	$0.22
Exercised	(2,998,571)	0.16
Balance, March 31, 2012	50,408,500	0.22
Exercised	(2,697,666)	0.15
Repriced and Extended	(24,114,000)	0.24
Repriced and Extended	24,114,000	0.10
Expired	(10,560,834)	0.19
Balance, December 31, 2012	37,150,000	$0.15

In December, 2012, the Company having received all necessary regulatory approvals and the consent of all of the holders of the common share purchase warrants previously issued in connection with a private placement conducted by the Company in December, 2010 (the “Warrants”), amended the exercise price of 24,114,000 warrants from $0.24 to $0.10 and extended the exercise period from December 21, 2012 to December 20, 2013.  The expiry date of an additional 13,036,000 warrants held by insiders were extended from December 21, 2012 to December 20, 2013.  The warrants have been revalued using the Black-Scholes model with the following assumptions:  stock price - $0.06, exercise price - $0.10, a life of 1 year, a risk-free interest rate of 1.64% and a volatility of 1.02.

9.	Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration and evaluation of mineral properties.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

9.	Segmented Information (Continued)

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico.  The majority of investment income is earned in Canada.  Segmented assets by geographical location are as follows:

Statement of Financial Position December 31, 2012	Canada	Mexico	Total
Total Assets	$151,783	$359,437	$511,220
Current Assets	$131,472	$315,335	$446,807
Long-term Assets	$20,311	$44,102	$64,413

Statement of Financial Position March 31, 2012 (a)	Canada	Mexico	Total
Total Assets	$786,334	$628,750	$1,415,084
Current Assets	$476,747	$78,862	$555,609
Long-term Assets	$309,587	$549,888	$859,475

The above allocation of assets between Canada and Mexico has been restated to reflect a write-down in a previous period of $56,536 related to a project in Mexico that had previously been recorded in Canada.  There is no change on a consolidated basis.

Segmented expenses by geographical location are as follows:

December 31, 2012	Canada	Mexico	Total
Exploration and evaluation costs	$224,682	$266,703	$491,385
Other expenses	914,876	--	914,876
Total expenses	$1,139,558	$266,703	$1,406,261

December 31, 2011	Canada	Mexico	Total
Exploration and evaluation costs	$142,717	$2,481,855	$2,624,572
Other expenses	1,742,799	--	1,742,799
Total expenses	$1,885,516	$2,481,855	$4,367,371

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

10.	Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and short-term investments are designated as fair value through profit or loss and are measured at fair value.  Amounts receivable are designated as loans and receivables and measured at amortized cost using the effective interest rate method.  Accounts payable and accrued liabilities and accounts payable, related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s amounts receivable and prepaid expenses approximate their carrying values at December 31, 2012, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2012 and March 31, 2012 and categorized into levels of the fair value hierarchy:

		December 31, 2012		March 31, 2012
		Carrying	Fair	Carrying	Fair
	Level	Value	Value	Value	Value
Cash (a)	1	$321,330	$321,330	$292,501	$292,501
Short-term investments (a)	1	75,552	75,552	175,429	175,429
Amounts receivable and prepaid expenses (a)	1	49,925	49,925	87,679	87,679
Investment in associate (b)	3	1	1	1	1
Accounts payable and accrued liabilities (a)	2	130,462	130,462	157,941	157,941
Accounts payable, related parties (a)	2	207,664	207,664	88,890	88,890

a)	Fair value approximates the carrying amounts due to the short-term nature.
b)	Investment relates to Quorum.

There were no transfers between levels, nor changes in fair value measurements of financial instruments during the periods ended December 31, 2012 and March 31, 2012.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31, 2012	March 31, 2012
Amounts receivable
Due within 90 days	$15,017	$35,597
Deposits, related party	--	189,963
	$15,017	$225,560
Cash	321,330	292,501
Short-term investments	75,552	175,429
	$411,899	$693,490

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

10.	Financial Instruments and Risk Management (Continued)

Substantially all of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is not significant.  The financial assets that potentially subject the Company to credit risk are any receivables.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the nine months ended December 31, 2012, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at December 31, 2012 is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  During the nine months ended December 31, 2012, the Company issued 2,697,666 common shares for gross proceeds of $404,650, from the exercise of warrants.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial assets are comprised of its cash, short-term investments, and amounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at December 31, 2012 and March 31, 2012 and are summarized as follows:

	December 31, 2012	March 31, 2012
Cash	$321,330	$292,501
Short-term investments	75,552	175,429
Amounts receivable - Within 90 days or less	15,017	35,597
Deposits from related party - In later than 90 days, not less than on year	--	189,963
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less	130,462	157,941
Due to related parties with contractual maturities - Within 90 days or less	207,664	88,890

Interest rate risk

The Company has no significant exposure at December 31, 2012 to interest rate risk through its financial instruments.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

10.	Financial Instruments and Risk Management (Continued)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	December 31, 2012	March 31, 2012
U.S. Dollars
Cash	$2,720	$146,487
Accounts payable and accrued liabilities	(28,915)	(14,137)
Mexican Pesos
Cash	313,080	8,316
Value-added taxes recoverable	9,384	497,865
Accounts payable and accrued liabilities	(2,928)	(10,881)

Currency risk (Continued)

Based on the above net exposures at December 31, 2012, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $2,619 (2011 - $17,173) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $31,954 (2011 – $47,221) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at December 31, 2012.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return.  Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.  As at December 31, 2012 with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

11.	Management of Capital

The Company defines capital that it manages as equity.  When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

11.	Management of Capital (Continued)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations.

To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.  There were no changes in the Company’s approach to capital management during the nine months period ended December 31, 2012.  Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

12.	Restatement of Prior Year

The Company has identified an error in the classification of an income statement item in the nine month period ended December 31, 2011.  An expense in the amount of $25,570 belonging to Shareholder communications was classified as Professional Fees.  This amount has been restated for comparative purposes.

13.	Exploration Costs

Nine months ended December 31, 2012	Kaslo Silver Property, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total December 31, 2012
Incurred during the period
Assays and analysis	$--	$--	$2,624	$2,624
Geological and geophysical	6,875	3,900	225,891	236,666
Site activities	9,148	35	227,631	236,814
Travel and accommodation	--	--	15,281	15,281
Total Expenses December 31, 2012	$16,023	$3,935	$471,427	$491,385

Nine months ended December 31, 2011	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total December 31, 2011
Incurred during the period
Assays and analysis	$--	$138,058	$138,058
Drilling	--	1,997,466	1,997,466
Geological and geophysical	10,600	194,569	205,169
Site activities	3,563	247,613	251,149
Travel and accommodation	15,691	17,039	32,730
Total Expenses December 31, 2011	$29,827	$2,594,745	$2,624,572